UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sentio Healthcare Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

817304108

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

with a copy to:

Sean Rodgers, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-2772

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sentinel RE Investment Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,417,166

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,417,166

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sentinel Investment Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,417,166

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,417,166

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR REPA AIV-1 L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,417,166

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,417,166

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Associates REPA L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,417,166

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,417,166

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR REPA GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,417,166

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,417,166

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,417,166

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,417,166

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,417,166

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,417,166

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,417,166

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,417,166

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,417,166

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,417,166

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,417,166

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,417,166

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,417,166

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,417,166

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,417,166

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,417,166

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,417,166

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,417,166

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,166

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person (See Instructions) IN

Item 1.                          Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Sentio Healthcare Properties, Inc., a Maryland corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 189 South Orange Avenue, Suite 1700, Orlando, Florida 32801.

Item 2.                          Identity and Background.

(a), (f)              This Statement is being filed pursuant to Rule 13d-1(a) under the Securitite Exchange Act of 1934, as amended (the “1934 Act”), by:

(i) Sentinel RE Investment Holdings LP, a Delaware limited partnership (“Sentinel LP”);

(ii) Sentinel RE Investment Holdings GP LLC, a Delaware limited liability company (“Sentinel General Partner”);

(iii) KKR REPA AIV-1 L.P., a Delaware limited partnership (“KKR REPA AIV-1 Fund”);

(iv) KKR Associates REPA L.P., a Delaware limited partnership (“KKR Associates REPA”);

(v) KKR REPA GP LLC, a Delaware limited liability company (“KKR REPA GP”);

(vi) KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(vii) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(viii) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(ix) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(x) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xi) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xii) Henry R. Kravis, a United States citizen; and

(xiii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

Sentinel General Partner is the general partner of Sentinel LP.  KKR REPA AIV-1 Fund is the managing member of Sentinel General Partner. KKR Associates REPA is the general partner of KKR REPA AIV-1 Fund.  KKR REPA GP is the general partner of KKR Associates REPA.  KKR Fund Holdings is the sole member of KKR REPA GP.  KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co.  Messrs. Kravis and Roberts are officers and the designated members of KKR Management.

The officers of Sentinel General Partner are Ralph Rosenberg, Billy Butcher and William J. Janetschek.  The managers of KKR REPA GP are Todd A. Fisher and Mr. Rosenberg.  Each of Suzanne O. Donohoe and Messrs. Janetschek, David J. Sorkin and Scott C. Nuttall are officers of KKR REPA GP.  Each of Messrs. Fisher, Janetschek and Sorkin is a director of KKR Fund Holdings GP and KKR Group and an officer of KKR Management.

Ms. Donohoe and each of Messrs. Fisher, Janetschek, Sorkin, Rosenberg, Butcher and Nuttall is a United States citizen.

(b)                                 The address of the principal business office of Sentinel LP, Sentinel General Partner, KKR REPA AIV-1 Fund, KKR Associates REPA, KKR REPA GP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, Messrs. Kravis, Fisher, Janetschek, Sorkin, Rosenberg, Butcher, Nuttall and Ms. Donohoe is:

C/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c)                                  Each of Sentinel LP and Sentinel General Partner is formed solely for the purpose of investing in the Issuer.

KKR REPA AIV-1 Fund is principally engaged in the business of being the managing member of Sentinel General Partner.  KKR Associates REPA is principally engaged in the business of managing KKR REPA AI-1 Fund.  KKR REPA GP is principally engaged in the business of managing KKR Associates REPA.

Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Fisher, Janetschek, Sorkin, Rosenberg, Butcher, Nuttall and Ms. Donohoe is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.

(d)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Considerations.

A total of $14,200,000 was paid to acquire the securities reported as beneficially owned herein by the Reporting Persons.  The purchase of the securities was funded from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4.                          Purpose of Transaction.

On October 18, 2013, the Issuer and Sentio Healthcare Properties OP, L.P., the Issuer’s operating partnership (“Sentio Partnership,” and together with the Issuer, the “Sentio Parties”), issued to Sentinel LP 1,000 shares of newly issued 3% Senior Cumulative Preferred Stock, Series C of the Issuer (“Series C Preferred Shares”) at an aggregate purchase price of $100,000, and 142,000 Series B Convertible Preferred Units of Sentio Partnership (the “Series B Preferred Units”) at an aggregate purchase price of $14,200,000 (the “October Acquisition”).  The securities acquired by Sentinel LP in the October Acquisition were in connection with a put notice exercised by the Sentio Parties pursuant to the terms of the Purchase Agreement (as defined below).

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Purchase Agreement and related transaction documents described below, which have some restrictions on the potential actions described in this Item 4, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the Purchase Agreement and other related transaction documents, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, subject to the terms of the Purchase Agreement and other related transaction documents, as stockholders, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

The information set forth in Item 6 of this Statement, including the description of the Purchase Agreement and other related transaction documents, is incorporated herein by reference.

Billy Butcher, an employee of KKR, is a member of the Issuer’s Board of Directors (the “Board”) and a member of the Issuer’s investment committee.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, subject to the terms of the Purchase Agreement and other related transaction documents, the foregoing is subject to change at any time.

Item 5.                          Interest in Securities of the Issuer.

(a) and (b). The Reporting Persons beneficially own an aggregate of 1,417,166 shares of Common Stock, which represent, in the aggregate, approximately, 10.1% of the outstanding shares of Common Stock.  The 1,417,166 shares of Common Stock consist of 142,000 Series B Preferred Units of Sentio Partnership held directly by Sentinel LP, which, pursuant to the terms of the Amended Sentio Partnership Agreement (as defined below), are convertible into 1,417,166 common units of the Sentio Partnership, which are then exchangeable for 1,417,166 shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 12,609,784 shares of Common Stock outstanding as of October 18, 2013, based on information provided to the Reporting Persons by the Issuer, and assumes that an additional 1,417,166 shares of Common Stock are outstanding upon conversion of the Series B Preferred Units held by Sentinel LP into Common Stock.

Each of Sentinel General Partner (as the general partner of Sentinel LP), KKR REPA AIV-1 Fund (as the managing member of Sentinal General Partner), KKR Associates REPA (as the general partner of KKR REPA AIV-1 Fund), KKR REPA GP (as the general partner of KKR Associates REPA), KKR Fund Holdings (as the sole shareholder of KKR REPA GP), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities beneficially owned directly by Sentinel LP, and each disclaims beneficial ownership of the securities.

None of Messrs. Fisher, Janetschek, Sorkin, Rosenberg, Butcher, Nuttall or Ms. Donohoe beneficially owns any shares of Common Stock.

(c) Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

On February 10, 2013 (the “Effective Date”), the Sentio Parties and Sentinel LP entered into a Securities Purchase Agreement (the “Purchase Agreement”). Under the Purchase Agreement, the Sentio Parties may issue and sell to Sentinel LP on a private placement basis from time to time over a period of two years, subject to the Sentinel LP’s option to extend the period for an additional year (the “Investment Period”), up to $150 million in aggregate issuance amount of shares of newly issued 3% Senior Cumulative Preferred Stock, Series A of the Issuer (the “Series A Preferred Shares”), newly issued Series C Preferred Shares of the Issuer, and newly issued Series B Convertible Preferred Units of Sentio Partnership (the Series B Preferred Units, together with the Series A Preferred Shares and the Series C Preferred Shares, the “Securities”). During the Investment Period, the Issuer could issue up to 1,000 shares of Series A Preferred Shares representing up to an aggregate issuance amount of $100,000 and the Sentio Partnership could issue Series B Preferred Units up to an aggregate issuance amount of $149.9 million. Subject to the receipt of stockholder approval for an amendment to the Issuer’s charter, which approval was received on May 20, 2013, the Issuer could issue, in lieu of the Series A Preferred Shares, up to 1,000 shares of Series C Preferred Shares representing up to an aggregate issuance amount of $100,000.  (In the October Acquisition, the Series C Preferred Shares were issued to Sentinel LP in lieu of Series A Preferred Shares.)  The Sentio Parties may issue the Securities to Sentinel LP pursuant to put exercise notices up to four times per year in an aggregate amount of up to $75 million per year during the Investment Period.

The obligation of Sentinel LP to purchase the Securities is conditioned upon, among other things, the receipt of notice from the Sentio Parties of the intention to sell a specified amount of Securities to Sentinel LP to finance a proposed real estate acquisition. Subject to various conditions, Sentinel LP will be obligated to purchase the Securities set forth in such notice if the proposed real estate acquisition is consistent with the acquisition criteria set forth in the Purchase Agreement (an “Approved Acquisition”); provided however, that Sentinel LP has the right to veto up to a total of three proposed Approved Acquisitions. In conjunction with the execution of the Purchase Agreement, the Sentio Parties paid Sentinel LP a transaction fee of $2 million and reimbursed Sentinel LP for certain expenses Sentinel LP incurred in connection with the Purchase Agreement. With limited exceptions, the Issuer and the Sentio Partnership are restricted from issuing securities other than in accordance with the Purchase Agreement while the put rights under the Purchase Agreement are in effect.

Under the terms of the Purchase Agreement, the Sentio Parties are required to pay certain premiums to Sentinel LP if certain minimum purchase obligations are not exercised.

The foregoing description of the terms of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which was attached to the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on February 12, 2013, and is incorporated herein by reference.

Series C Preferred Shares

Sentinel LP received 1,000 Series C Preferred Shares in connection with the October Acquisition.  The holder of Series C Preferred Shares has the right to one vote for each share of As-Converted Common Stock (defined below) held by such holder and its affiliates and with respect to such vote, such holder will have full voting rights and powers equal to the voting rights and powers of the holders of the Issuer’s Common Stock, and will be entitled to notice of any shareholders’ meeting in accordance with the bylaws of the Issuer, and shall be entitled to vote, together with holders of Common Stock as a single class, with respect to any question upon which holders of Common Stock have the right to vote, with certain limited exceptions. “As-Converted Common Stock” means, as of any applicable determination date and with respect to any holder, the number of shares of Common Stock then held by such holder and its affiliates after giving effect to the conversion or exchange, in accordance with their terms, of any and all securities then convertible or exchangeable, directly or indirectly, into Common Stock.

The holders of the Series C Preferred Shares, voting together as a separate class, are entitled to elect two members to the Board; provided that at any time that the Board is comprised of ten or more directors (including vacancies, but excluding Additional Preferred Stock Directors (as defined below)), the holders of the Series C Preferred Shares are entitled to elect directors representing 30% of the Board (including vacancies, but excluding Additional Preferred Stock Directors), rounded up to the nearest whole number; provided further, that the holders of the Series C Preferred Shares will be entitled to elect at least three directors to the Board upon and after receipt by the Issuer of a written request therefor from a majority of such holders.

If and when dividends on the Series C Preferred Shares have not been declared and paid in full for at least two consecutive dividend payment dates or their equivalents, the authorized number of directors then constituting the Board shall automatically be increased by two and, notwithstanding anything to the contrary in the Articles Supplementary of the Series C Preferred Shares (the “Series C Articles Supplementary”) or in the bylaws of the Issuer, the holders of Series C Preferred Shares, voting together as a single class, shall be entitled to elect directors to fill such newly created board vacancies (such new directors, the “Additional Preferred Stock Directors”). The Additional Preferred Stock Directors shall serve on the Board until full dividends have been paid in respect of the Series C Preferred Shares (including amounts accumulated and previously undeclared or unpaid thereon) for at least two consecutive dividend payment dates.  Thereafter, their terms shall expire and they shall be automatically removed from the Board and the authorized number of directors then constituting the Board shall be automatically reduced by two to eliminate the vacancies created by such removals.

The foregoing description of the terms of the Series C Preferred Shares is qualified in its entirety by reference to the full text of the Series C Articles Supplementary, a copy of which attached to the Form 10-Q filed by the Issuer with the SEC on August 9, 2013, and is incorporated herein by reference.

Amended Sentio Partnership Agreement and Series B Preferred Units

On August 5, 2013, the Issuer, HPC LP TRS, LLC, and Sentinel LP entered into the Second Amended and Restated Limited Partnership Agreement of Sentio Partnership (the “Amended Sentio Partnership Agreement”).  Pursuant to the terms of the Amended Sentio Partnership Agreement, Series B Preferred Units may be converted into common units of Sentio Partnership, which may then be exchanged for shares of Common Stock of the Issuer on a one-for-one basis.  Sentinel LP’s ability to exchange Sentinel Partnership common units for shares of Common Stock may be limited to the extent that its ownership of Common Stock would not cause the Issuer to fail to qualify as a REIT under the Internal Revenue Code, as amended.

The Amended Sentio Partnership Agreement provides that the Sentio Parties must receive Sentinel LP’s consent before taking certain actions, including the following: (1) declare bankruptcy, voluntarily dissolve, liquidate or wind up the Issuer, the Sentio Partnership or any of their subsidiaries, (2) effect any business combination transaction, acquisition, sale, or investment by or involving the Issuer or any of its subsidiaries that involves aggregate consideration of $1 million or more, except for Approved Acquisitions, for a five year period commencing upon the Effective Date; and (3) enter into any joint venture, partnership or similar arrangement which has a value or requires contributions in excess of $1 million, other than joint ventures or other arrangements in conjunction with Approved Acquisitions, for a five year period commencing upon the Effective Date. However, the Issuer and the Sentio Partnership may initiate any of the transactions set forth above before five years have elapsed if the Sentio Partnership elects to redeem Sentinel LP’s outstanding Series B Preferred Units at a redemption price, at Sentinel LP’s option of either (A) an aggregate amount that would constitute the greater of (1) at least a 20% internal rate of return on Sentinel LP’s invested capital, (2) the amount of Sentinel LP’s invested capital multiplied by 1.5, or (3) the amount of Sentinel LP’s invested capital plus $15 million, or (B) (i) an amount that would constitute the greater of (x) at least a 12% internal rate of return on Sentinel LP’s invested capital (y) the amount of Sentinel LP’s invested capital multiplied by 1.35, or (z) the amount of Sentinel LP’s invested capital plus $10 million, plus (ii) a 10-year warrant to purchase the number of shares of the Issuer’s Common Stock underlying the outstanding Series B Preferred Units at the time of the redemption.

The foregoing description of the terms of the Amended Sentio Partnership Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which attached to the Form 10-Q filed by the Issuer with the SEC on August 9, 2013, and is incorporated herein by reference.

Investor Rights Agreement

On February 10, 2013, the Sentio Parties and Sentinel LP entered into an Investor Rights Agreement (the “Investor Rights Agreement”) that provides Sentinel LP, its affiliates and their respective permitted transferees with certain rights as a holder of Series A Preferred Shares, Series C Preferred Shares, and Series B Preferred Units, as applicable.  The Investor Rights Agreement provides such holders with preemptive rights to participate in future equity issuances by the Issuer, subject to customary exceptions. Additionally, the Investor Rights Agreement contains certain significant minority protections that, among other things, require the holders’ consent before taking any of the following actions: (1) redeem or repurchase any equity security junior to the Series A Preferred Shares, Series C Preferred Shares or Series B Preferred Units; (2) enter into a material transaction with an affiliate; (3) declare, pay or set aside for payment any extraordinary dividend on the Common Stock of the Issuer, except in certain circumstances; (4) effect any recapitalization, stock split, share exchange or non-pro rata distribution with respect to the capital stock of the Issuer or any of its subsidiaries; and (5) increase the size of the Board unless such increase results in a pro-rata increase in the number of directors selected by the holders. Under the Investor Rights Agreement, the Sentio Parties are also prohibited from incurring indebtedness other than property-level mortgage refinancing that meets certain criteria.  The Issuer may, however, incur indebtedness in connection with the acquisition of Approved Acquisitions under the Purchase Agreement.

The Investor Rights Agreement includes standstill provisions prohibiting Sentinel LP until three years after the Effective Date from, among other things: (a) acquiring additional securities of the Issuer or Sentio Partnership other than in accordance with the Purchase Agreement (subject to certain pre-emptive rights), (b) agreeing, seeking or offering to enter into or facilitate any merger or other extraordinary transaction involving the Issuer or any of its subsidiaries or affiliates, (iii) making, or in any way participating or engaging in, any solicitation of proxies with respect to any voting securities of the Issuer, (iv) forming, joining or in any way participating in a “group” (within the meaning of Section 13(d)(3) of the 1934 Act) with respect to any voting securities of the Issuer, (v) calling, requesting the calling of, or otherwise seeking or assisting in the calling of a special meeting of the shareholders of the Issuer, or (vi) disclosing any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing.  These standstill provisions do not limit (xx) Sentinel LP’s ability to vote or otherwise exercise rights under, or to transfer to any permitted transferee, its preferred shares of the Issuer or Common Stock or (yy) the ability of any Preferred Stock Director to vote or otherwise exercise his or her fiduciary duties as a member of the Board.

The Investor Rights Agreement contains customary registration rights requiring the Issuer to register the shares of Series A Preferred Shares, Series C Preferred Shares and Common Stock held by Sentinel LP as a result of the exchange of its Series B Preferred Units, for resale to the public from time to time, in defined circumstances and within defined deadlines as set forth in the Investor Rights Agreement. The Issuer is also required, upon demand by Sentinel LP in accordance with the Investor Rights Agreement, to register one or more primary offerings of newly issued Common Stock and to use the proceeds from such offering to redeem partnership units held by Sentinel LP.

Beginning on July 1, 2017, Sentinel LP, at its sole option, will have the ability to cause the Sentio Parties to initiate a listing of the Issuer’s Common Stock, a sale of the Issuer, or a process to sell all or substantially all of the Sentio Parties’ assets (the “Liquidity Right”). Upon receiving notice from Sentinel LP of its election to exercise the Liquidity Right, the Issuer will use commercially reasonable efforts to execute such an event. In the event that Sentinel LP elects to cause the Issuer to initiate a liquidation event and either (i) the Board does not approve such liquidation event or (ii) the Issuer’s stockholders reject the liquidation event proposed by the Board, the Issuer will be required to redeem the Series A Preferred Shares or Series C Preferred Shares held by Sentinel LP at a price equal to the amount Sentinel LP would have received had the liquidation event taken place. However, if the Issuer lists its Common Stock in accordance with certain criteria (a “Qualified Listing”) prior to the exercise of the Liquidity Right, the Board may elect within a 60 day period following such Qualified Listing to terminate the Liquidity Right, provided that in connection with such termination, the Issuer will redeem, and cause Sentio Partnership to redeem, all of the outstanding Preferred Shares and Series B Preferred Units held by Sentinel LP and its affiliates on the later to occur of (I) the sixth anniversary of the Effective Date and (II) the third anniversary of the first trading day of the Qualified Listing, for a redemption price in cash equal to the applicable liquidation preference thereof together with any accrued and unpaid dividends or distributions thereon. Notwithstanding the foregoing, if, following any Qualified Listing and prior to the date of the redemption, the Issuer fails to maintain the listing continuously, the Liquidity Right will be immediately reinstated on the same terms as described above. On and after delivery of notice of the exercise of the Liquidity Right to cause a listing, Sentinel LP will no longer have any right to subsequently exercise the Liquidity Right; provided that, the Liquidity Right will be immediately reinstated if (A) the listing demanded is not consummated within the 90 day period following the exercise and Sentinel LP directs the Issuer in writing to abandon the proposed listing or (B) the Issuer fails to maintain continuously the listing.

The foregoing description of the terms of the Investor Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which attached to the Form 8-K filed by the Issuer with the SEC on February 12, 2013, and is incorporated herein by reference.

Pursuant to the terms of the Investor Rights Agreement, the Issuer increased the size of its Board from seven to nine members, and appointed two individuals designated by Sentinel LP to fill such vacancies.  Sentinel LP designated Billy Butcher, an employee of KKR, and Daniel A. Decker, the President and owner of CoastWood Senior Housing Partners, LLC, to fill such vacancies.

Transition to Internal Management Agreement

On the Effective Date, the Sentio Parties, Sentinel LP, and the Issuer’s advisor, Sentio Investments, LLC (the “Advisor”) entered into the Transition to Internal Management Agreement (the “Transition Agreement”). The Transition Agreement provides, following the satisfaction of certain conditions, for the amendment of the advisory agreement between the Issuer and the Advisor (the “Advisory Agreement”) and sets forth the terms for a transition to an internal management structure for the Issuer.

The Transition Agreement requires that, unless the parties agree otherwise or certain third party consents cannot be obtained in time, the existing external advisory structure will remain in place upon substantially the same terms as currently in effect for a period of two years from the Effective Date, upon which time the advisory function will be internalized in accordance with procedures set forth in the Transition Agreement. Under certain circumstances, the external advisory structure could be retained for up to four years from the Effective Date, subject to annual renewals of the Advisory Agreement in accordance with the requirements of the Issuer’s governing documents, at the end of which time the advisory function will be internalized in accordance with the Transition Agreement.

Upon the internalization date established pursuant to the Transition Agreement, the Issuer will effect the acquisition of all of the Advisor’s assets that are reasonably necessary for the management and operation of the Issuer’s business (an “Internalization”).  On or prior to the Internalization date, the Advisor will facilitate the Issuer’s efforts to hire the employees of the Advisor. With the exception of certain key persons the Issuer will be required to enter into employment agreements based upon market terms established in consultation with an independent compensation consultant. Sentinel LP will have the right to consent to the Issuer’s hiring of all key personnel.

The foregoing description of the terms of the Transition Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which attached to the Form 8-K filed by the Issuer with the SEC on February 12, 2013, and is incorporated herein by reference.

Item 7.                          Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of October 28, 2013, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C	Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 12, 2013). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit D

Series C Articles Supplementary (filed as Exhibit 3.4 to the Issuer’s Form 10-Q filed with the SEC on August 9, 2013).  It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E

Amended Sentio Partnership Agreement (filed as Exhibit 3.6 to the Issuer’s Form 10-Q filed with the SEC on August 9, 2013).  It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit F

Investor Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on February 12, 2013).  It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G

Transition Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on February 12, 2013).  It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2013

SENTINEL RE INVESTMENT HOLDINGS LP

	By:	Sentinel RE Investment Holdings GP LLC, its general partner

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

SENTINEL RE INVESTMENT HOLDINGS GP LLC

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR REPA AIV-1 L.P.

	By:	KKR Associates REPA L.P., it general partner

	By:	KKR REPA GP LLC, its general partner

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR ASSOCIATES REPA L.P.

	By:	KKR REPA GP LLC, its general partner

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR REPA GP LLC

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of October 28, 2013, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C	Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 12, 2013). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit D

Series C Articles Supplementary (filed as Exhibit 3.4 to the Issuer’s Form 10-Q filed with the SEC on August 9, 2013).  It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E

Amended Sentio Partnership Agreement (filed as Exhibit 3.6 to the Issuer’s Form 10-Q filed with the SEC on August 9, 2013).  It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit F

Investor Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on February 12, 2013).  It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G

Transition Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on February 12, 2013).  It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.01 per share of Sentio Healthcare Properties, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 28, 2013

SENTINEL RE INVESTMENT HOLDINGS LP

	By:	Sentinel RE Investment Holdings GP LLC, its general partner

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

SENTINEL RE INVESTMENT HOLDINGS GP LLC

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR REPA AIV-1 L.P.

	By:	KKR Associates REPA L.P., it general partner

	By:	KKR REPA GP LLC, its general partner

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR ASSOCIATES REPA L.P.

	By:	KKR REPA GP LLC, its general partner

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR REPA GP LLC

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact

EXHIBIT B

POWER OF ATTORNEY

Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek and Richard J. Kreider, or either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a member of any limited liability company or as a partner of any partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis
Name: Henry R. Kravis
Date: July 31, 2005

1

POWER OF ATTORNEY

Know all men by these presents that George R. Roberts does hereby make, constitute and appoint William J. Janetschek and Richard J. Kreider, or either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a member of any limited liability company or as a partner of any partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ George R. Roberts
Name: George R. Roberts
Date: July 31, 2005

2

POWER OF ATTORNEY

Know all men by these presents that William J. Janetschek does hereby make, constitute and appoint Richard J. Kreider and David J. Sorkin, or either one of them or any other person acting at the direction of either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as an officer, member or partner of any entity for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ William J. Janetschek
Name: William J. Janetschek
Date: January 25, 2011

3